SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of November, 2006

Commission File Number: 333-132076

GAS NATURAL SDG, S.A.

(Translation of Registrant’s Name into English)

Av. Portal de L’Angel, 20-22

08002 Barcelona, Spain

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F ☒    Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐    No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐    No ☒

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the

Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ☐    No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Comunications Management

This is a translation of a Spanish language press release.

In case of discrepancies, the Spanish version will prevail.

2006 Third Quarter Results

GAS NATURAL’S NET PROFIT ROSE 22.3% TO 646.9 MILLION EUROS

•	Ebitda for the period rose 26.3% for a total of 1,415.6 million euros, reinforcing the path of growth which began in the first half of the year.

•	GAS NATURAL surpassed the figure of 10.5 million distribution customers, reflecting an increase of 532,000 supply points in the last 12 months.

•	Spain’s electricity activity (generation and supply) produced an ebitda of 203.8 million euros, which translates to an increase of 165.4%, owing to the boost in power generation and optimization of the customer portfolio.

•	The gas distribution activity in Italy strengthens its organic growth, with double-digit rates and an ebitda exceeding 24.3% over the same period in 2005.

GAS NATURAL’s net profit totaled 646.9 million euros in the period between January and September 2006, and grew 22.3% compared to the same period last year.

Net sales totaled 7,707.1 million euros in the first nine months of the year, representing a 33.3% rise with respect to the same period in 2005, due basically to increased business activity, and in particular, the electricity business in Spain, growth of gas supply driven by high natural gas prices and the spurt of activity in Latin America.

GAS NATURAL’s ebitda in the first nine months was 1,415.6 million euros, and grew 26.3%, compared to the same period last year.

Distribution overall, which includes Spain, Latin America and Italy, accounted for 64.9% of GAS NATURAL’s total ebitda. Spain’s gas distribution was the largest gain, with 43.5% of the total.

Spain’s electricity activity continued its strong momentum, representing 14.4% of total ebitda for the Group, while upstream and midstream activities, principally in the Magreb-Europa gas pipeline operations and maritime transport, accounted for 9.8% of the total.

The Group’s net borrowings saw a reduction of 393.3 million euros, from December 31, 2005 to September 30, 2006, due to substantial cash flow, and totaled 3,221.9 million euros, with a net borrowing ratio of 34.9%.

GAS NATURAL’s total investment during the first nine months of the year amounted to 766.8 million euros, a figure that is 29.6% lower than the figure reported for the same period last year, due basically to the acquisition of the Dersa (wind power) Group in April 2005.

Gas distribution in Spain

Ebitda from Spain’s gas distribution business amounted to 615.6 million euros between January and September, 5.5% more than in the same period last year, and in line with the increase in regulated remuneration for fiscal year 2006. The gradual liberalization of the gas market is causing figures in this activity to be affected by the steady transition of residential customers to the liberalized market. 77% of customers remain with the Group’s supply companies.

Sales from the regulated gas business in Spain, which combines tariff gas distribution and supply, as well as third party network access services (TPA), totaled 193,467 GWh, up 4% from the prior year.

Tariff gas sales to residential customers fell 23.7% due to the gradual transition of customers to the liberalized market (both to GAS NATURAL supply companies as well as other suppliers), and to the different winter weather conditions compared to last year.

Tariff gas sales to industrial customers grew 61% compared to 2005, due basically to various medium consumption industrial customers who have reverted to the regulated market as a result of market prices.

Third party network access (TPA) services grew by 8.5% and totaled 161,962 GWh, of which 74,112 GWh (+8.4%) related to services to third parties and the remaining 87,850 GWh (+8.6%), to GAS NATURAL, as the main operator in the liberalized gas market.

The distribution network was extended by 2,401 kilometers in the last 12 months, and, at September 30, 2006, totaled 41,547 kilometers, which reflects a 6.1% year-on-year increase. Between January and September 2006, GAS NATURAL began supplying 28 new municipalities, and currently supplies gas to 842 cities.

At September 30, 2006, the number of gas customers in Spain was 5,343,000, a 6.2% increase, with a year-on-year increase of 310,000 customers.

Gas distribution in Latin America

Ebitda for gas distribution in Latin America totaled 279.7 million euros between January and September 2006, representing an increase of 27.2% and 59.8 million euros in absolute terms. This growth is due mainly to improved operating results in all countries.

Gas sales in Latin America, which combines gas sales and third party network access services (TPA), amounted to 126,611 GWh, an increase of 3.8% from the prior year. By country, Colombia and Brazil were notable gainers, with 19.6% and 6.9%, respectively.

The distribution network grew by 1,927 kilometers in the last 12 months, and totaled 57,795 kilometers at September 30, 2006, reflecting a year-on-year increase of 3.4%.

Gas customer volume in Latin America totaled 4,879,000 at September 30, 2006, with a year-on-year increase of 189,000 customers.

Principal physical aggregates by country

	Argentina	Brazil	Colombia	Mexico	Total
Gas sales (GWh):	51,224	33,128	9,785	32,474	126,611
Increase vs. 9M05 (%)	-1.7	6.9	19.6	5.7	3.8

Distribution network (Km at 9/30)	21,464	5,307	15,877	15,147	57,795
Increase vs. 9/30/05 (Km)	303	584	701	339	1.927

Distribution customers, in thousands (at 9/30)	1.314	755	1.693	1.117	4.879
Increase vs. 9/30/05, in thousands	32	30	113	14	189

Argentina consolidated its commercial revitalization with a fresh increase in the number of customers and 6.6% in sales to residential customers.

In Brazil, sales continued to grow, as in previous years, at an interannual rate of close to 10%. By sector, automation was the most active, with a 21.4% boost. Sales in the industrial market rose by 4.9%, and Sao Paulo and Rio de Janeiro were noteworthy gainers with 16.7% and 8.2%, respectively. The ebitda for Brazilian activity rose 44.1% to 116.7 million euros.

Colombia holds on to its vigorous growth, with double digit rates in all markets. Sales rose 19.6% and, by market, vehicular natural gas sales took off with a 43.5% rise. Between January and September 2006, 21,513 vehicles were converted, 92% more than in 2005.

Mexico boosted its gas sales by 5.7%, a figure that reflects the negative impact of the rising cost of gas, which is referenced to prices in Southern United States. The federal government has implemented measures to mitigate this effect, such as offering subsidies to certain residential customers, which have reduced invoice cost up to 28%.

Gas distribution in Italy

Ebitda from Italian gas distribution was 23 million euros, up 24.3% from 2005, strengthening GAS NATURAL’s activity in that country.

Gas sales in Italy were 1,792 GWh, 7% less than in 2005, due, basically, to less than ideal weather conditions.

Commercial activity is gaining strength in 2006, with year-on-year growth of 32,000 new distribution customers and vigorous activity in the regions of Palermo, Catania and Reggio Calabria.

At September 30, 2006, the company had 307,000 gas distribution customers, an 11.6% increase, and a distribution network in Italy of 3,927 kilometers, which translates to a 5.9% year-on-year increase.

Electricity in Spain

Ebitda from Spain’s electricity business during the first nine months of the year was 203.8 million euros, more than double the figure from the same period last year. Electricity generation continued to be positive due to increased pool prices, with an average cumulative figure of 57.24 €/MWh in the first nine months of 2006.

Power generated and sold, principally to the wholesale market, between January and September 2006, totaled 14,294 GWh, an increase of 113% over 2005. This rise is due to the normalized production of the Cartagena plant, with 1,000 MW of installed capacity, which began commercial operation in the first quarter, and in an environment of favorable pool prices.

Combined cycle plants generated 13,707 GWh of electricity during the first nine months of the year.

GAS NATURAL’s cumulative share in ordinary electricity generation totaled 8.5% in the first quarter.

Electricity sales in the liberalized market continues to suffer from high pool prices. Electricity supply still has to compete with the regulated tariff, which is well below market prices, so that it takes on losses when the market cost exceeds the tariff. Consequently, many supply companies are streamlining their customer portfolio in the liberalized market.

To this end, GAS NATURAL’s portfolio of electricity contracts with industrial customers continued the trend observed in the second half of 2005 and, in the last 12 months, it has greatly reduced the amount of contracted electricity supply, from 3,944 GWh/year in 2005 to 465 GWh/year in 2006. Electricity supply to industrial customers fell 78.3% with respect to the same period last year.

Electricity sales to residential customers, despite the fact that annual cumulative sales rose 11.1%, were down by 18.3% in the third quarter. At September 30, the portfolio of residential customers was 383,000 contracts, representing a decrease of 92,000 contracts in the last 12 months.

Electricity in Puerto Rico

Ebitda from activities in Puerto Rico totaled 47.3 million euros (58.8 million dollars in local currency), a 6.3% increase over the same period last year.

EcoEléctrica generated 2,457 GWh of electricity (1,229 GWh attributable to GAS NATURAL), an increase of 7.9% over the same period last year, and with a load factor of 73%, higher than the 68.8% recorded in 2005.

Gas supply: upstream +midstream

Ebitda from upstream and midstream gas supply amounted to 138.9 million euros, 11.1% more than in the same period in 2005, due basically to a larger financial contribution from EMPL, despite a slight reduction in the volume transported, greater utilization of the tanker fleet (97%, vs. 76% in 2005), and the dollar’s appreciation.

The gas transportation activity conducted in Morocco, through companies EMPL and Metragaz, represented a total volume of 99,381 GWh, an 8.9% decline from 2005. Of that figure, 76,202 GWh were transported for GAS NATURAL through the Sagane company, and 23,179 GWh for Portugal and Morocco.

Wholesale and retail gas supply

Ebitda from wholesale and retail gas supply was 93 million euros, compared to 38.1 million from the same period last year. Ebitda continued the positive trend that commenced in mid-2005, as a result of measures adopted to favour liberalization, the recognition of raw material costs, convergence towards international prices, plus the commercial policy applied by GAS NATURAL.

A total of 221,496 GWh of natural gas was supplied by GAS NATURAL, of which 188,767 GWh were earmarked for the Spanish market and the other 32,729 GWh (10.4% more) were sold in other countries.

Wholesale gas supplies for the regulated market (sold to Enagás which, in addition to inventory management, supplies gas to distribution companies, both those in the GAS NATURAL group and to third parties) totaled 41,838 GWh, a 5.5% drop, due to greater market opening despite certain mid-sized industrial customers reverting to the regulated market.

Sales to the liberalized market amounted to 149,929 GWh, a 1.1% increase over the same period last year. Of those sales, 122,087 GWh, a 9.5% increase, went to end customers of GAS NATURAL, mainly in the industrial market, as well as to CCGTs and households. Supply to the liberalized market by other gas suppliers amounted to 24,842 GWh, a 26.7% decline from 2005.

Supply of gas to foreign markets surged dramatically in the third quarter of 2006, with a 49.7% increase, owing to certain timely and non-recurrent supply transactions and bigger sales by GAS NATURAL in France.

From January to September 2006, GAS NATURAL added more than 113,800 maintenance contracts in connection with its multiproduct business, so that, at September 30, 2006, current contracts amounted to 1,538,700 .

At September 30, 2006, GAS NATURAL had 204 franchised centers and one which it owned, plus 687 associated centers, representing a unique and powerful commercial network in Spain.

Product and service agreements in addition to gas sales, including financial services and electricity sales, were approximately 2,268,000 at September 30, 2006, a 4% increase over the same period last year, which puts the ratio of contracts per customer in Spain at 1:46.

Moreover, GAS NATURAL’s commercial activity helped push the number of homes heated with gas to more than 27,100 and 35,300 in appliance sales, including more than 8,800 air conditioning facilities.

November 7, 2006.

Main physical aggregates

3Q06	3Q05%			9M06	9M05%
99,280	95,488	4.0	Distribution (GWh):	321,870	309,945	3.8
55,342	53,478	3.5	Spain:	193,467	186,046	4.0
4,903	7,801	-37.1	Tariff gas sales	31,505	36,834	-14.5
50,439	45,677	10.4	TPA	161,962	149,212	8.5
43,751	41,817	4.6	Latin America:	126,611	121,972	3.8
28,402	28,349	0.2	Tariff gas sales	77,759	74,218	4.8
15,349	13,468	14.0	TPA	48,853	47,754	2.3
187	193	-3.1	Italy:	1,792	1,927	-7.0
169	182	-7.1	Tariff gas sales	1,720	1,867	-7.9
18	11	63.6	TPA	72	60	20.0

889	1,086	20.8	Gas distribution network (Km):	103,269	98,723	4.6
471	620	-24.0	Spain	41,547	39,146	6.1
381	370	3.0	Latin America	57,795	55,868	3.4
47	96	-51.0	Italy	3,927	3,709	5.9

112	149	-24.8	Increase in gas distribution connections (in thousands)	354	433	-18.2
69	73	-5.5	Spain	209	225	-7.1
36	65	-44.6	Latin America	122	185	-34.1
7	11	-36.4	Italy	23	23	—
—	—	—	Gas distribution connections, in thousands (at 9/30):	10,530	9,998	5.3
—	—	—	Spain	5,343	5,033	6.2
—	—	—	Latin America	4,880	4,690	4.1
—	—	—	Italy	307	275	11.6

63,809	62,451	2.2	Gas supply (GWh):	221,496	219,325	1.0
53,439	55,524	-3.8	Spain	188,767	189,687	-0.5
10,370	6,927	49.7	International	32,729	29,638	10.4

30,780	35,650	-13.7	Gas transportation – EMPL (GWh)	99,381	109,085	-8.9

—	—	—	Contracts per customer in Spain (at 9/30)	1,46	1,46	—

5,033	3,067	64.1	Electricity generated (GWh):	15,523	7,851	97.7
4,604	2,655	73.4	Spain	14,294	6,712	—
429	412	4.1	Puerto Rico	1,229	1,139	7.9

42	—	—	Installed capacity (MW):	3,440	2,173	58.3
42	—	—	Spain	3,169	1,902	66.6
—	—	—	Puerto Rico	271	271	—
—	—	—	Employees[1] (at 9/30)	6,717	6,788	-1.0

[1]	Includes the entire group companies under cooperative management (Stream and EcoEléctrica)

Consolidated Profit and Loss Account

(unaudited)

(€ millions)	9M06	9M05
Net sales	7,707.1	5,782.5
Other revenues	62.6	60.0
Purchases	-5,583.0	-4,017.2
Personnel costs, net	-204.7	-187.5
Other costs	-566.4	-517.0

EBITDA	1,415.6	1,120.8
Amortization allowance	-437.2	-378.3
Transfer to reserves	-38.0	-20.4

OPERATING INCOME	940.4	722.1
Financial results, net	-202.6	-165.7
Net loss from assets deterioration	—	-0.4
Equity income	4.1	33.0
Gains on disposal of non-current assets	223.8	215.8

PRE-TAX PROFIT	965.7	804.8
Corporate income tax	-264.9	-223.5
Minority interest	-53.9	-52.4

PROFIT ATTRIBUTABLE TO THE GROUP	646.9	528.9

Consolidated Balance Sheet

(unaudited)

(€ millions)	09/30/06	09/30/05
Non-Current Assets-	10,378.6	9,819.2
Tangible assets	7,882.7	7,298.6
Goodwill	444.0	452.1
Other intangible assets	1,218.4	1,281.9
Investment in associated companies	33.0	204.8
Other non-current assets	800.5	581.8
Current Assets-	2,692.4	2,491.8
Inventory	484.9	430.0
Debtors and other accounts receivable	1,831.7	1,609.8
Other current assets	142.6	161.1
Cash and cash equivalent	233.2	290.9

TOTAL ASSETS	13,071.0	12,311.0

(unaudited)

(€ millions)	09/30/06	09/30/05
Shareholders’ Equity-	6,011.2	5,344.0
Equity of Parent Company	5,653.0	5,069.9
Minority interest	358.2	274.1
Non-Current Liabilities-	4,772.9	4,657.2
Non-current financial debt	2,941.9	3,000.0
Provisions	414.6	344.1
Other non-current liabilities	1,416.4	1,313.1
Current Liabilities	2,286.9	2,309.8
Current financial debt	513.2	535.9
Suppliers and other current liabilities	1,773.7	1,773.9

TOTAL LIABILITIES	13,071.0	12,311.0

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GAS NATURAL SDG, S.A.

Date: November 8, 2006	By:	/s/ Carlos J. Álvarez Fernández
		Name:	Carlos J. Álvarez Fernández
		Title:	Chief Financial Officer